

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 29, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of The Royal Bank of Scotland Group plc, under the Exchange Act of 1934.

- $1,000,000,000 3.073% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2028
- $600,000,000 2.359% Senior Callable Fixed-to-Fixed Reset Rate Green Notes due 2024

Sincerely,